                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

         FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
               SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

   (x) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

    For the Fiscal year ended March 31, 2007

                                       OR

   ( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

    For the Transition period From            to
                                   ----------    ----------

    Commission File Number
                           -----------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     ANHEUSER-BUSCH DEFERRED INCOME STOCK PURCHASE AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     ANHEUSER-BUSCH COMPANIES, INC.
                            One Busch Place
                       St. Louis, Missouri 63118

                            REQUIRED INFORMATION

A.       Financial Statements and Exhibits
         ---------------------------------

         Report of Independent Registered Public Accounting Firm

         Financial Statements:

             Statements of Net Assets Available for Benefits

             Statements of Changes in Net Assets Available for Benefits

             Notes to Financial Statements

         Additional Information*

B.       Exhibits

         23 Consent of Independent Registered Public Accounting Firm

*Schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

ANHEUSER-BUSCH DEFERRED INCOME
STOCK PURCHASE AND SAVINGS PLAN
FINANCIAL STATEMENTS
MARCH 31, 2007 AND 2006

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
INDEX
MARCH 31, 2007 AND 2006
----------------------------------------------------------------------------------------------------------


                                                                                                   PAGE(S)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..................................................1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits..........................................................2

Statements of Changes in Net Assets Available for Benefits...............................................3

Notes to Financial Statements..........................................................................4-9

[PRICEWATERHOUSECOOPERS LLP logo]

------------------------------------------------------------------------------

                                                  PRICEWATERHOUSECOOPERS LLP
                                                  800 Market Street
                                                  St Louis MO 63101-2695
                                                  Telephone (314) 206 8500
                                                  Facsimile (314) 206 8514
                                                  www.pwc.com




            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
of the Anheuser-Busch Deferred Income
Stock Purchase and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (the "Plan") at March 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP


St. Louis, Missouri
June 29, 2007

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2007 AND 2006
-----------------------------------------------------------------------------------------------------------------

                                                                                 2007                  2006

ASSETS
Contributions receivable
    Participant                                                             $    2,673,496        $    2,535,053
    Employer                                                                     1,363,944             1,609,395
                                                                            --------------        --------------

                                                                                 4,037,440             4,144,448

Interest in Master Trust*                                                    1,987,267,824         1,758,573,579
                                                                            --------------        --------------

             Total assets                                                    1,991,305,264         1,762,718,027
                                                                            --------------        --------------

             Net assets available for benefits                              $1,991,305,264        $1,762,718,027
                                                                            ==============        ==============


* Represents more than 5% of net assets available for benefits.





                    The accompanying notes are an integral part of these financial statements.

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED MARCH 31, 2007 AND 2006
--------------------------------------------------------------------------------------------------------------------------

                                                                            2007                    2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions
    Participants                                                      $   66,562,332          $   65,325,140
    Employer                                                              34,184,101              41,665,258
    Rollovers                                                              1,156,674                 897,488
                                                                      --------------          --------------

             Total contributions                                         101,903,107             107,887,886

Change in fair value of Interest in Master Trust                         300,560,986              38,714,118
                                                                      --------------          --------------

             Total additions                                             402,464,093             146,602,004
                                                                      --------------          --------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Distributions to participants                                            148,014,171             167,822,131
                                                                      --------------          --------------

             Net increase/(decrease)                                     254,449,922             (21,220,127)

Net transfers out                                                        (25,862,685)            (22,886,304)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                                      1,762,718,027           1,806,824,458
                                                                      --------------          --------------

End of year                                                           $1,991,305,264          $1,762,718,027
                                                                      ==============          ==============


                 The accompanying notes are an integral part of these financial statements.

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007 AND 2006
-------------------------------------------------------------------------------

1.      PLAN DESCRIPTION

        The following description of the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        GENERAL
        The Plan is a defined contribution plan covering all eligible employees of Anheuser-Busch Companies, Inc. (the "Company") and certain subsidiaries of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        PLAN ADMINISTRATION
        The Plan's named fiduciaries are the Company, as Sponsor and Plan Administrator, and Mellon Bank, N.A. as the Trustee. As Sponsor, the Company has the right to amend the Plan and designate the Plan's named fiduciaries. The Plan is administered through the Human Resources Service Center, the Retirement Plans Department and the Stock Plans Appeals Committee, all located in St. Louis, Missouri. The Trustee has the authority to hold the assets of the trust in accordance with the provisions of the Plan and the separate trust agreement.

        ELIGIBILITY
        Each employee of a participating employer (other than employees covered by a collective bargaining agreement and other than hourly employees of Busch Entertainment Corporation, Busch Properties of Florida, Inc., Sea World of California, Inc., Sea World of Florida, Inc. and Sea World of Texas, Inc.) of the Company is eligible to participate in the Plan after completing one year of service, during which the employee worked 1,000 hours. Participation by eligible employees is voluntary.

        CONTRIBUTIONS
        A participant may make matched and unmatched contributions. Both matched and unmatched contributions may be before-tax or after-tax. A participant may contribute from 1% to 6% of their base compensation through payroll deductions for Before-Tax Matched Contributions and After-Tax Matched Contributions. The sum of these matched contributions may not be less than 1% nor more than 6% of the participant's base compensation. In addition, a participant may contribute from 1% to 44% of their base compensation through payroll deductions for Before-Tax Unmatched Contributions and After-Tax Unmatched Contributions; however, the unmatched contribution rates may not exceed 44% of the participant's base compensation and are subject to other limitations as set forth in the Plan agreement. In addition, the sum of Before-Tax Matched and Unmatched Contributions must not exceed 50% of a participant's base compensation, subject to certain limitations of the Internal Revenue Code. The participant's employer then contributes a matching amount, determined annually, based on the relationship of the Company's net income to its payroll expense for the year most recently ended. However, in no event may the participating employer's matching contribution be less than 33-1/3% nor more than 125% of the aggregate participant matched contributions.

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007 AND 2006
-------------------------------------------------------------------------------


        Participant contributions received by the Plan are invested in one or more investment funds as directed by the participant. Prior to April 1, 2007, at least one-half of each participant's both Before-Tax and After-Tax Matched Contributions (Employee Contributions) was required to be invested in the Company Stock Fund for certain periods of time. Effective April 1, 2007, this requirement has been eliminated, and a participant may direct all of the participant's matched contributions as well as the participant's unmatched contributions in increments of 1% into any fund established under the Plan. Earnings are reinvested in the fund to which they relate. All employer contributions are initially invested in the Company Stock Fund and must remain so invested until completing three years of service or attaining age 50, whichever occurs first.

        FORFEITED ACCOUNTS
        Forfeitures result from a participant's retirement or termination before the participant is 100% vested in employer matching contributions. Forfeited nonvested amounts are used to reduce future employer contributions. Forfeitures for the years ended March 31, 2007 and 2006 were $34,717 and $56,871, respectively.

        VESTING
        Participants are immediately vested in their voluntary contributions and rollover contributions, plus related earnings. Company matching contributions vest after two years of service. Company contributions also vest upon termination of employment by reason of death, permanent disability, entry into military service, layoff exceeding twelve months, upon termination of employment for any reason, including retirement, after reaching age 60, or in the event of a "change in control" of the Company as defined by the Plan.

        PAYMENT OF BENEFITS
        The Plan permits in-service withdrawals as defined in the Plan document, subject to certain restrictions. Distributions for terminations are comprised of the participant's personal contribution portion and the vested Company contribution portion of their account. Distributions for whole numbers of shares held in the Company stock fund are payable in Company shares while the value of fractional shares and all interests in the other funds are payable in cash. Alternatively, the participant may elect to have nonshare investments transferred to the Company Stock Fund and distributed thereafter in shares with fractional shares distributed in cash. In-service distributions are payable at the election of the participant in Company shares or in cash.

        TRANSFERS
        Transfers represent new loans, loan repayments and the movement of funds between investment options.

        PARTICIPANT LOANS
        A participant may borrow from Before-Tax and/or After-Tax vested account balances, subject to certain conditions. The minimum loan amount is $1,000; the maximum amount is the lesser of $50,000 less the highest outstanding loan balance under the Plan during the one-year period ending on the day before the loan is made, or 50% of the vested account balance. The interest rate for the life of the loan is set quarterly at prime plus one percentage point as of the end of the preceding quarter. The term of a loan for the purchase of a principal residence may be up to 10 years; the term of a loan for any other reason may not exceed 5 years.

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007 AND 2006
-------------------------------------------------------------------------------


        PLAN TERMINATION
        The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to the provisions of ERISA, suspend or terminate the Plan provided that such action does not adversely affect the rights of any participant under the Plan. Such termination would result in the immediate and full vesting of each participant's account balance. The Trustee would then retain the assets until otherwise distributable under the Plan.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF ACCOUNTING
        The accompanying financial statements have been prepared using the accrual method of accounting, except that distributions to participants are recorded when paid.

        USE OF ESTIMATES
        The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent liabilities. Actual results could differ from those estimates.

        INVESTMENTS
        The Anheuser-Busch Companies, Inc. Defined Contribution Master Trust ("Master Trust") has been established for each of the investment funds for the investment of the Plan's assets and the assets of other stock purchase and savings plans sponsored by the Company.

        The Plan's interest in the Master Trust is recorded at fair value, which is based on the fair value of the underlying investments in the Master Trust.

        In accordance with the policy of stating investments at fair value, the Plan presents, in the statement of changes in net assets available for benefits, the change in the fair value of its interest in the Master Trust, which consists of the realized gains or losses and the unrealized appreciation or depreciation on the underlying investments in the Master Trust.

        ALLOCATION OF ASSETS
        Units of participation in the Master Trust are allocated to participating plans based on the relationship of individual plan contributions to the market value of the Master Trust. Earned income, realized and unrealized gains and losses, and administrative expenses are retained in the Master Trust and are allocated to participating plans by the Trustee, based on units of participation on the transaction date.

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007 AND 2006
-------------------------------------------------------------------------------


        RISKS AND UNCERTAINTIES
        The Master Trust's investment fund options provide participants with a variety of investment alternatives with differing levels of risk and income potential. Investment securities are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

        ADMINISTRATIVE EXPENSES
        Under the Master Trust agreement with the Trustee, the Company may pay all expenses incurred in the administration of the Master Trust, including trustee fees, but is not obligated to do so. Trustee expenses not paid by the Company are paid by the Master Trust and proportionately allocated to the participating plans. All other expenses are paid by the Plan.

        NEW ACCOUNTING PRONOUNCEMENTS
        In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements ("SFAS 157"). The standard defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007. Plan management is in the process of evaluating the impact of the adoption of SFAS 157 on the Plan's financial statements.

3.      INTERESTS IN ANHEUSER-BUSCH COMPANIES, INC. DEFINED CONTRIBUTION MASTER
        TRUST

        At March 31, 2007 and 2006, the Plan's interest in the assets of the Master Trust was approximately 61% of total Master Trust assets.

        The following table presents the fair value of investments for the Master Trust:

                                                                                  MARCH 31,
                                                                    -----------------------------------
                                                                         2007                 2006

INVESTMENTS AT FAIR VALUE
Anheuser-Busch common stock*                                        $2,046,283,127       $1,782,261,825
Equity index*                                                          296,770,738          256,899,770
Mid/Small cap*                                                         237,814,086          238,180,545
Medium-term fixed income                                                65,177,471           57,653,531
Short-term fixed income*                                               121,966,440           83,001,455
Managed balanced                                                        78,493,470           71,895,665
Index balanced                                                          58,308,342           52,816,909
International stock*                                                   259,185,660          263,277,554
Participant loans                                                       96,075,960           97,247,129
                                                                    --------------       --------------

                                                                    $3,260,075,294       $2,903,234,383
                                                                    ==============       ==============

* Represents more than 5% of net assets available for benefits.

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007 AND 2006
-------------------------------------------------------------------------------


        Investment income for the Master Trust is as follows:

                                                                               YEAR ENDED MARCH 31,
                                                                    ----------------------------------------
                                                                              2007                 2006

NET APPRECIATION/(DEPRECIATION) IN FAIR VALUE
 OF INVESTMENTS
Anheuser-Busch common stock                                               $358,152,299        $(160,799,227)
Equity index                                                                31,224,712           27,950,460
Mid/Small cap                                                               15,936,260           43,141,890
Managed balanced                                                             6,495,080            7,599,634
Index balanced                                                               4,963,034            5,298,064
Medium-term fixed income                                                     3,520,050            1,402,435
International stock                                                         26,946,897           55,339,183
Short-term fixed income                                                      5,777,714            3,104,374
                                                                          ------------        -------------

                                                                          $453,016,046        $ (16,963,187)
                                                                          ============        =============

Interest                                                                  $  5,562,159        $   5,083,413
Dividends                                                                   47,852,718           46,631,581

Net increase/(decrease) in net assets during year                          356,611,594         (136,413,510)

4.      INCOME TAX STATUS

        The Plan received a favorable determination letter from the Internal Revenue Service dated November 29, 2001, indicating that the Plan qualifies under the applicable provisions of Section 401 of the IRC, and is therefore exempt from federal income taxes. The Plan has since been amended, however, the Plan administrator believes that the Plan has continued to be designed and operated in compliance with the applicable requirements of the IRC.

5.      RECONCILIATION OF FINANCIAL STATEMENTS TO 5500

        The following is a reconciliation of net assets available for benefits per the financial statements at March 31, 2007 and 2006 to the Plan's Form 5500:

                                                                           2007                 2006

Net assets available for benefits per the
 financial statements                                                 $1,991,305,264       $1,762,718,027
Amounts allocated to withdrawing participants                               (500,000)             (29,242)
                                                                      --------------       --------------

Net assets available for benefits per the Form 5500                   $1,990,805,264       $1,762,688,785
                                                                      ==============       ==============

ANHEUSER-BUSCH DEFERRED INCOME STOCK
PURCHASE AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2007 AND 2006
-------------------------------------------------------------------------------


        The following is a reconciliation of distributions to participants per the financial statements for the year ended March 31, 2007 to the Plan's Form 5500:

Distributions to participants per the
 financial statements                                        $148,014,171

Add: Amounts allocated to withdrawing
 participants at March 31, 2007                                   500,000

Deduct: Amounts allocated to withdrawing
 participants as of March 31, 2006                                (29,244)
                                                             ------------

Distributions to participants per Form 5500                  $148,484,927
                                                             ============



        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to March 31, 2007, but not yet paid as of that date.

6.      PARTY-IN-INTEREST TRANSACTIONS

        During the years ended March 31, 2007 and 2006, transactions between the Master Trust and the Company included aggregate common stock purchases totaling $321,576,876 and $130,624,118, respectively and aggregate common stock sales totaling $293,094,176 and $261,909,234, respectively. These transactions are allowable party-in-interest transactions under Section 408(e) and 408(b)(8) of ERISA and the regulations promulgated thereunder.

        During the years ended March 31, 2007 and 2006, the Master Trust purchased and sold investments in the Employee Benefit Temporary Investment Fund of Mellon Bank N.A., the Plan trustee. Transactions with the Fund included aggregate investment purchases totaling $460,246,662 and $359,492,799, respectively and aggregate investment sales totaling $455,102,693 and $353,508,527, respectively. These transactions are allowable party-in-interest transactions under Sections 408(e) and 408(b)(8) of ERISA and the regulations promulgated thereunder.

        During the year ended March 31, 2007, the Master Trust purchased and sold investments in the Employee Benefit Daily Liquidity Stock Fund of Mellon Bank, N.A., the Plan trustee. Transactions with the Fund included aggregate investment purchases totaling $83,821,472 and aggregate investment sales totaling $74,868,517. These transactions are allowable party-in-interest transactions under Sections 408(3) and 408(b)8 of ERISA and the regulations promulgated thereunder.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                 ANHEUSER-BUSCH DEFERRED INCOME
                                 STOCK PURCHASE AND SAVINGS PLAN

                                  By:/s/ John T. Farrell
                                     --------------------------------
                                      John T. Farrell
                                      Vice President -
                                      Corporate Human Resources
                                      Anheuser-Busch Companies, Inc.

Dated: September 25, 2007